APPENDIX A:
INVESTMENT RISKS

COMPETITION:

Moderate. We offer niche foods that cater to people who are on modified diets, but our foods are so delicious, that being GF doesn't turn anyone off. The fact we offer all organic, all natural, handmade items and have created our own stuffed pockets, we really do well in this area.

We are in a higher income demographic with months and months of tourism, as well as beach access. We plan on providing delivery lunch "boxes" to people on the beach. This is something no one else does.

unlike many other local businesses, our items are all either handmade by us, or handmade by other small woman run businesses.

We offer organic and heirloom started seedlings, crops, and other market goods. Our art is ALL eco-friendly and many resin artists are not.

I have decades of training in health care, and a masters in biology. Everything we make, we know what goes into it. Our customers love our background and training, and it really helps us bring more value to each product.

COVID-19 IMPACT:

I have 10+ years as a healthcare provider and a current EMT license in thé state. I've worked as a public safety manager during the pandemic. I'm aware of the possible losses when we inevitably end up with another resurgence

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cozzi Family Farm to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Cozzi Family Farm operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

Cozzi Family Farm is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Cozzi Family Farm's management or vote on and/or influence any managerial decisions regarding Cozzi Family Farm. Furthermore, if the founders or other key personnel of Cozzi Family Farm were to leave Cozzi Family Farm or become unable to work, Cozzi Family Farm (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cozzi Family Farm and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cozzi Family Farm is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Cozzi Family Farm might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cozzi Family Farm is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT COZZI FAMILY FARM

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cozzi Family Farm's financial performance or ability to continue to operate. In the event Cozzi Family Farm ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cozzi Family Farm nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

UNINSURED LOSSES

Although Cozzi Family Farm will carry some insurance, Cozzi Family Farm may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cozzi Family Farm could incur an uninsured loss that could damage its business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Cozzi Family Farm's management will coincide: you both want Cozzi Family Farm to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cozzi Family Farm to act conservative to make sure they are best equipped to repay the Note obligations, while Cozzi Family Farm might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Cozzi Family Farm is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Cozzi Family Farm fails to generate enough revenue, you could lose some or all of your money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Cozzi Family Farm, and the revenue of Cozzi Family Farm can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Cozzi Family Farm to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cozzi Family Farm or management), which is responsible for monitoring Cozzi Family Farm's compliance with the law. Cozzi Family Farm will not be required to implement these and other investor protections.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.